UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
CARDIOGENESIS CORPORATION
(Name of Subject Company)
CARDIOGENESIS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
14159W-10-9
(CUSIP Number of Class of Securities)
Paul J. McCormick
Executive Chairman
Cardiogenesis Corporation
11 Musick
Irvine, California 92618
(949) 420-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Michael A. Hedge, Esq.
K&L Gates LLP
1900 Main Street, Suite 600
Irvine, California 92614
(949) 253-0900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cardiogenesis Corporation (the “Company” or “Cardiogenesis”) initially filed on April 5, 2011 (the “Statement”). The Statement relates to the tender offer by CL Falcon, Inc., a Florida corporation (“Purchaser”), and a direct wholly-owned subsidiary of CryoLife, Inc., a Florida corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on April 5, 2011 (as amended or supplemented from time to time, the “Schedule TO”), to purchase forty-nine and nine-tenths percent (49.9%) of the Company’s issued and outstanding shares of common stock, at a purchase price of $0.457 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 2.	Tender Offer
     Item 2(b) of the Statement is hereby amended and restated in its entirety to read as follows:
     “This Statement relates to the tender offer commenced by CL Falcon, Inc., a Florida corporation (“Purchaser”) and wholly-owned subsidiary of CryoLife, Inc., a Florida corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (“SEC”) on April 5, 2011 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase forty-nine and nine tenths percent (49.9%) of the issued and outstanding shares of the Company, in exchange for $0.457 per Share in cash, net to the holders thereof, without interest and subject to any applicable witholding taxes (the “Offer Price”), and is subject to the terms and conditions set forth in the Offer to Purchase dated April 5, 2011 (and as amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by this reference.
     The Offer was commenced by Purchaser on April 5, 2011 and expires at 12:00 midnight, New York City time, on the evening of May 2, 2011, unless it is extended or terminated in accordance with its terms.
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 28, 2011 (the “Original Agreement”), and as amended and restated on April 14, 2011 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The consummation of the Offer is conditioned on, among other things, the satisfaction of the “Minimum Condition” (as described below), and other customary conditions. The “Minimum Condition” requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn a number of Shares that represents at least forty-nine and nine tenths percent (49.9%) of the then issued and outstanding Shares. The Offer is not subject to any financing condition.
     The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the California General Corporation Law (the “CGCL”) and the Florida Business Corporation Act (“FBCA”), Purchaser will be merged with and into the Company (the “Merger”) with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”).
     The Company will call and hold a special meeting of its shareholders to approve the Merger, and the Merger will occur promptly after the shareholders’ meeting. Parent and Purchaser will vote all Shares they acquire pursuant to the Offer in favor of the approval of the Merger Agreement.
     At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares owned by Parent or Purchaser and any Shares owned by shareholders who have properly exercised their statutory dissenters’ rights pursuant to Chapter 13 of the CGCL) will be automatically converted into the right to receive an amount in cash, without interest, equal to the Offer Price, less applicable withholding taxes. In addition, upon consummation of the Merger, each vested or unvested Company stock option to purchase Shares (each, an

“Option”) that is outstanding will be canceled, and the holder of each such Option will be entitled to receive an amount in cash equal to the Offer Price less the exercise price per share of such Option, multiplied by the total number of shares subject to such Option. If, however, the exercise price per Share of any such Option is equal to or greater than the Offer Price, such Option will be canceled without any cash payment being made in respect thereof. Each share of restricted stock of the Company that is not fully vested and that is outstanding immediately prior to the closing of the Offer shall automatically become fully vested immediately prior to such closing, but subject to the occurrence of the closing of the Offer.
     The Merger Agreement contains representations, warranties and covenants of the Company, Parent and Purchaser customary for a transaction of this type. The Company is permitted to solicit inquiries or engage in discussions with third parties relating to acquisition proposals for the 20-day “go-shop” period after signing of the Merger Agreement, and after such period, the Company may not solicit or initiate discussions with third parties regarding other proposals to acquire the Company and has agreed to certain restrictions on its ability to respond to such proposals, subject to consistency with the fiduciary duties of the Board of Directors of the Company (the “Company Board”).
     The Merger Agreement contains certain termination rights for Parent and the Company including, with respect to the Company, in the event that the Company receives a “superior proposal” (as defined in the Merger Agreement). In connection with the termination of the Merger Agreement under specified circumstances, including with respect to the Company’s entry into an agreement with respect to a superior proposal, the Company is required to pay to Parent a termination fee equal to $1,500,000, unless the termination by the Company and entry into an agreement with respect to a superior proposal shall occur during the “go-shop” period and the other requirements in the Merger Agreement are met, in which case the Company is required to pay Parent a termination fee equal to $1,000,000.
     The terms of the Merger Agreement are summarized in the sections entitled “Purpose of the Offer and the Merger; Plans for Cardiogenesis after the Transaction” and “The Merger Agreement” of the Offer to Purchase.
     The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 1655 Roberts Blvd., NW, Kennesaw, GA 30144 and that the telephone number at such principal executive offices is 1-800-438-8285.
     A copy of the Merger Agreement is filed herewith as Exhibit (e)(1)(2) and is incorporated by reference herein. The foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.”
     The first paragraph of the section of the Statement entitled “Representation on the Company Board of Directors under Item 3(a) of the Statement is hereby amended and restated in its entirety as follows:
     “Upon the acceptance of payment of Shares pursuant to the Offer, if Parent so requests, the Company has agreed to take all action reasonably necessary to cause Parent’s designees to be elected or appointed to the Company Board, including, at Parent’s option, increasing the number of directors, so that Parent will have representation on the Company Board in proportion to its share ownership. In the event that Parent’s designees are elected or appointed to the Company Board, the Company is obligated to use commercially reasonable efforts to cause the Company Board to maintain at least three directors who were members of the Company Board as of March 28, 2011 and who are independent for purposes of Rule 10A-3 of the Exchange Act. The Company’s obligations with respect to Parent’s designees for the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. In addition, upon the acceptance of payment of Shares pursuant to the Offer, Parent will be entitled to appoint two individuals to serve as observers to the Company Board.”

Item 4.	The Solicitation or Recommendation
     Item 4(b) of the Statement is hereby amended and supplemented by adding the following paragraphs at the end of the section entitled “Background and Reasons for the Recommendation-Background of the Transaction.”

     “On April 14, 2011, subsequent to the close of trading on the OTCQB and NYSE, CryoLife and Cardiogenesis executed the Amended and Restated Merger Agreement. On April 15, 2011, CryoLife and Cardiogenesis announced the Amended and Restated Merger Agreement and the proposed transaction with a joint press release before the opening of trading on the OTCQB and NYSE. The amendment reduced the number of shares subject to the Offer to 49.9% of the outstanding Cardiogenesis shares, and also reduced the minimum condition to forty-nine and nine tenths percent (49.9%) of the then issued and outstanding Shares.”
     The section entitled, “Reasons for the Recommendation of the Company Board-Terms of the Merger Agreement, Cash Tender Offer” of the Statement is hereby amended and restated in its entirety to read as follows:
     “(1) Cash Tender Offer. The Offer and the Merger provided for a prompt cash tender offer for forty-nine and nine-tenths percent (49.9%) of all Shares to be followed by a Merger for the same consideration, thereby enabling shareholders, in an expeditious time frame, to obtain the benefits of the transaction in exchange for their Shares.”
     The section entitled, “Reasons for the Recommendation of the Company Board-Terms of the Merger Agreement, Go Shop Provisions” of the Statement is hereby amended and restated in its entirety to read as follows:
     “(3) Go Shop Provisions. The provisions in the Merger Agreement that provided the Company, for a period from March 28, 2011 through April   17, 2011 (the “Go-Shop Period”) the ability to initiate, solicit and encourage alternative acquisition proposals from third parties and to provide non-public information and to and engage in discussion or negotiations with third parties with respect to alternative acquisition proposals.”
     Item 4(b) of the Statement is hereby amended by deleting in its entirety the section entitled, “Reasons for the Recommendation of the Company Board-Terms of the Merger Agreement, Top-Up Option.”

Item 8.	Additional Information
     Item 8(b) of the Statement is hereby deleted in its entirety.
     Item 8(c) of the Statement is hereby amended and restated in its entirety to read as follows:
     “The Company is incorporated under the laws of the State of California. The Offer and Merger is governed by the following provisions of the FBCA and the CGCL.
     Dissenters’ Rights
     Holders of Shares will not have dissenters’ rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and a subsequent Merger involving the Company is consummated, holders of Shares immediately prior to the Effective Time of such Merger may have the rights pursuant to the provisions of Section 1300 et seq. of the CGCL to demand appraisal of their Shares. If dissenters’ rights are applicable, dissenting shareholders who comply with the applicable statutory procedures will be entitled, under Section 1300 et seq. of the CGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent Merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger.
     Dissenters’ rights cannot be exercised at this time. If dissenters’ rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their dissenters’ rights and the procedures to be followed in order to properly exercise their dissenters’ rights before any action has to be taken in connection with such rights.

     The foregoing summary of the rights of the Company’s shareholders to seek dissenters’ rights under California law does not purport to be a complete statement of the procedures to be followed by the Company’s shareholders desiring to exercise any dissenters’ rights available thereunder and is qualified in its entirety by reference to Section 1300 et seq. of the CGCL. The proper exercise of dissenters’ rights requires strict adherence to the applicable provisions of the CGCL.
     The complete text of Section 1300 et seq. of the CGCL is attached to this Statement as Annex C.
     Vote Required to Approve the Merger
     Under Sections 1201 and 1202 of the CGCL, the approval of the board of directors of a company and the affirmative vote of the holders of at least a majority of the shares of outstanding stock entitled to vote are required to approve a merger and adopt a plan of merger. Section 607.1103 of the FBCA requires approval of the board of directors of the company to be merged and majority of the votes of the holders of each class of its shares entitled to vote to approve a merger. The Company Board and the board of directors of Purchaser have previously approved the Merger, and the board of directors of Parent has caused Parent, as the sole shareholder of Purchaser, to approve the Merger. Completion of the transaction in this manner is referred to in this Statement as a “long-form” merger.
     Upon completion of the Offer, it is possible that Parent, together with the parties to the Support Agreement, will own a majority of the outstanding Shares, in which case approval of the Merger by the Company’s shareholders would be assured.”

Item 9.	Exhibits.
     The following exhibits are filed herewith:

Exhibit	Description
(a)(5)(B)(3)
Joint Press Release issued by the Company and Parent, dated April 15, 2011, announcing the execution of the Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2011, among the Company, Purchaser, and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on April 15, 2011).

(e)(1)(2)
Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2011, by and among the Company, Purchaser, and Parent (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on April 15, 2011).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARDIOGENESIS CORPORATION
By:	/s/ WILLIAM ABBOTT
	Name:	William Abbott
	Title:	Chief Financial Officer and Secretary

Dated: April 15, 2011